[LETTERHEAD OF GREENBERG TRAURIG, LLP]

August 26, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Attention: Stacie D. Gorman

Mail Stop 4561

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Industrial Income Trust Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed May 22, 2009

File No. 333-159445

Ladies and Gentlemen:

On behalf of Industrial Income Trust Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 1 to the above referenced Registration Statement (the “Registration Statement”) on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to John A. Blumberg of the Company dated June 18, 2009 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with 6 copies of Amendment No. 1, which have been marked to indicate the location of changes from the Registration Statement filed on May 22, 2009, together with copies of this response letter as filed with the Commission.

General Comments

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption.

Response to Comment 1

The Company advises the Staff that counsel to the Company has engaged in discussions with Rochelle Plesset, Esq. in the Chief Counsel’s office of the Division of Investment Management concerning the Staff’s comment and related disclosure issues. In these discussions with the Division of Investment Management, counsel to the Company has set forth in detail the entity by entity analysis that is used to confirm the exclusion or exemption of each of the Company’s entities from registration under the Investment Company

Industrial Income Trust Inc.

August 26, 2009

Act of 1940 (the “Investment Company Act”). The Company also has discussed the consequences and risks that this can impose on the Company’s operations in order to receive such exemptions or exclusions. As a result of these discussions concerning the Investment Company Act, the Company has provided additional disclosure in the section titled “Prospectus Summary” and the Company has revised the disclosure in the sections titled “Risk Factors—Investment Company Risks” and “Investment Strategy, Objectives and Policies” in Amendment No. 1.

2. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

Response to Comment 2

To date, no supplemental sales literature has been prepared. The Company recognizes the need to submit to the Commission sales material, including broker-dealer use only material, prior to using such materials.

3. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response to Comment 3

The Company will provide the Commission with copies of any graphics, maps, photographs and related captions or other artwork including logos that the Company intends to use in the prospectus as soon as they become available.

4. Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

Response to Comment 4

The Company advises the Staff that counsel to the dealer manager in this offering and the proposed offering by Income Property Trust of the Americas Inc. (“Income Property Trust”) had discussions with Mr. Daniel Duchovny of the Commission’s Office of Mergers and Acquisitions concerning the proposed redemption plan for Income Property Trust and its registration statement filed

Industrial Income Trust Inc.

August 26, 2009

with the Commission on December 2, 2008 (No. 333-155817). Such counsel provided information regarding the redemption plan for Income Property Trust to the office of Mergers and Acquisitions, including a description of the plan. Counsel to the dealer manager has received the verbal confirmation from the Staff that the proposed share redemption program in Income Property Trust, which has the same terms as the redemption plan proposed by the Company, is consistent with prior relief granted by the Commission.

5. We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Response to Comment 5

The Company has analyzed the applicability of Regulation M to its share redemption program and has reviewed the program to ensure consistency with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP, dated October 22, 2007. At this time, the Company does not have any questions about the share redemption program but will contact the Division of Market Regulation should such questions arise.

6. We note that you are registering $2 billion worth of shares of your common stock. Please confirm to us that you reasonably expect to offer and sell this amount in the next two years. Refer to Rule 415(a)(2).

Response to Comment 6

The Company confirms that it reasonably expects to offer and sell up to $2 billion of shares of common stock within two years from the initial effective date of the Registration Statement in connection with the offering.

7. Please advise us how you have complied with the financial statement requirements of Regulation S-X or revise to include this information in your amended registration statement.

Response to Comment 7

The Company advises the Staff that audited financial statements have been included with Amendment No. 1 in compliance with the financial statement requirements of Regulation S-X.

Industrial Income Trust Inc.

August 26, 2009

8. We note your use of acronyms in the forepart of the prospectus. Please avoid the use of acronyms. See Rule 421(b) of Regulation C.

Response to Comment 8

We have revised the forepart of the prospectus to reduce the use of acronyms.

9. We note your disclosure throughout the prospectus that “Unless certain contractual restrictions currently applicable to an indirect owner of the Sponsor are waived, we will not, until after October 10, 2009, own, acquire, develop, or manage any industrial real estate in North America.” Your primary investment objective, however, is to acquire distribution warehouses and other industrial properties. Please tell us if you intend to obtain this waiver prior to the commencement of this offering. We may have further comments.

Response to Comment 9

The Company advises the Staff that it will not engage in any of the activities that are subject to the contractual restrictions applicable to an indirect owner of the Sponsor prior to October 10, 2009, and, accordingly, the Company will not seek a waiver of such restrictions prior to the commencement of the offering.

Prospectus Cover Page

10. Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

Response to Comment 10

The Company notes the Staff’s comment and will ensure that the cover page in the printed version of the prospectus will not exceed one page in length as required by Item 501(b) of Regulation S-K.

11. We note your disclosure that this offering may be extended beyond two years from the date of the prospectus. Please revise your disclosure to comply with Rule 415(a)(5). Please also revise your disclosure to state the final termination date of the extension period. Please make similar revisions to your disclosure on pages 10 and 140.

Response to Comment 11

The Company has revised the disclosure to note that the offering may only be extended for up to an additional one year period beyond two years from the date of the prospectus.

Industrial Income Trust Inc.

August 26, 2009

12. Please add a summary risk factor to disclosure that you may pay distributions from offering proceeds, borrowings, or the sale of assets to the extent distributions exceed earnings or cash flows from operations. Additionally, please add this disclosure to page 2.

Response to Comment 12

The Company has revised the summary risk factors to include the following:

— Some or all of our distributions may be paid from sources such as sales of assets or cash flows from financing activities, which include borrowings (including borrowings secured by our assets), cash resulting from a waiver or deferral of fees, and proceeds of this offering (provided that proceeds from this offering may be used only for a period of up to one year after we meet the minimum offering requirements). If we pay distributions from sources other than our earnings or cash flow from operations, we will have less funds available for the acquisition of properties, and your overall return may be reduced;

Prospectus Summary

13. Please provide disclosure regarding your sponsor, similar to the disclosure provided about your advisor and your affiliates on pages 7 and 8.

Response to Comment 13

The Company has added disclosure to the Prospectus Summary immediately following the section titled “The Advisor” as follows:

The Sponsor

Our Sponsor was formed as a Delaware limited liability company on May 12, 2009. The Sponsor contributed $1,000 to the Operating Partnership in connection with its formation. The Sponsor, which owns the Advisor, is presently directly or indirectly owned by John A. Blumberg, James R. Mulvihill, Jeffrey H. Schwartz and Evan H. Zucker and/or their affiliates and the Sponsor is jointly controlled by Mr. Blumberg and Mr. Schwartz and/or their affiliates.

Compensation to the Advisor and Affiliates, page 3

14. Please revise your “Acquisition Fee” disclosure, under the column “Estimated Maximum Dollar Amount” to include amounts that reflect the maximum payable assuming that you utilize maximum leverage of 75%. Refer to Item 4.B of Industry Guide 5. Provide similar revisions to your disclosure on page 75.

Response to Comment 14

The Company has revised the “Acquisition Fee” disclosure, under the column “Estimated Maximum Dollar Amount,” to include amounts that reflect the maximum payable in acquisition fees assuming the Company utilizes maximum leverage of 75%.

Industrial Income Trust Inc.

August 26, 2009

15. Please revise the description of Asset Management Fees—the Advisor to disclose estimated amounts based on net offering proceeds and leverage estimates comparable to those provided for other fees in the table. Provide similar revisions to your disclosure on page 75.

Response to Comment 15

The Company advises the Staff that it cannot estimate the amount of asset management fees since not only does the calculation depend on the amount of leverage utilized in connection with each transaction, but the asset management fees will also be dependent on the location of assets that are acquired and on the sales price of the assets that are sold.

The Company has revised the note under “Estimated Maximum Dollar Amount” in the section of the table titled “Asset Management Fees—the Advisor” to read as follows:

Actual amounts are dependent upon aggregate cost of assets, the sales price of assets, the location of assets and the amount of leverage and therefore cannot be determined at the present time.

16. We note your disclosure that the Sponsor will be entitled to receive 15% of net sales proceeds received by the Operating Partnership on dispositions of the Operating Partnership’s assets after other partners of the Operating Partnership have received in the aggregate cumulative distributions from all sources equal to their capital contributions plus a 6.5% cumulative non-compounded annual pre-tax return on their net contributions. It appears that the Sponsor will receive this amount regardless of whether or not the stockholders have also received 6.5%. If this is true, please clarify your disclosure accordingly.

Response to Comment 16

The Company utilizes an UPREIT structure whereby (i) one regular partnership interest in the Operating Partnership is the economic equivalent of one share of the Company’s common stock, (ii) all equity capital raised by the Company from the sale of shares of common stock is used to purchase regular partnership interests in the Operating Partnership on a one-to-one basis, and (iii) the Company will own all of its assets through the Operating Partnership. As such, any sale of assets will be at the Operating Partnership level. Net sales proceeds from the sale of assets will be paid by the Operating Partnership first to the holders of regular partnership interests until such holders have received, in the aggregate, cumulative distributions from all sources equal to their capital contributions plus a 6.5% cumulative non-compounded annual pre-tax return on their net contribution. Any remaining net sales proceeds will be paid 85% to the holders of regular partnership interests and 15% to the Sponsor. It is important to note that the Company is expected to hold the vast majority of the regular partnership interests (other than the $200,000 of regular partnership interests purchased by affiliates of the Company as required under the Statement of Policy Regarding Real Estate Investment Trusts adopted by NASAA (the “Statement of Policy”)), and therefore will receive almost all of the net sales proceeds allocable to holders of regular partnership interests. Such proceeds can then be distributed to the Company’s stockholders.

Industrial Income Trust Inc.

August 26, 2009

Liquidity Stage, page 5

17. We note your disclosure on page 4, under “Asset Management Fees,” that the advisor will receive 2.0% of the sales price of each asset upon disposition. We also note on page 5, under “Real Estate Commissions,” that the advisor may receive 3.0% of the contract price of the property sold. Please clarify whether the advisor may receive both fees in connection with the sale of property. In addition, please relocate the description of the 2% disposition fee to this section or tell us why it is more appropriately included in the fees associated with the Operational Stage. Provide similar revisions to your disclosure on page 75.

Response to Comment 17

The Company will pay a 2.0% disposition fee to the Advisor in connection with the sale of assets. The disposition fee is paid in exchange for services which include, but are not limited to, determining the proper selection and timing of assets to be sold in the context of the overall investment strategy, consulting with the board of directors and providing assistance with the evaluation and approval of potential asset dispositions, and structuring the pricing and other terms and conditions upon which assets may be sold.

The 3.0% real estate commission, on the other hand, will be paid to the Advisor only if the Advisor performs real estate brokerage services rendered in connection with the sale of a property. These services will typically include, but are not limited to, identifying a list of potential buyers for the property, working with third-party brokers or prospective purchasers in completing the sale, developing and distributing marketing and sales materials, negotiating the transaction, and assisting in the closing of the transaction.

The Company views the services rendered for the disposition fee as part of the asset management services the Advisor will provide, but because many of the asset management services occur at different points in time, the Company has decided to divide the payment of the asset management fees into two different payments—a monthly payment and a payment upon the disposition of assets. Pursuant to the requirements of the Statement of Policy, to which the Company is subject, fees viewed as asset management fees have to be capped if they exceed the greater of 2% of the Company’s average invested assets or 25% of the Company’s net income for any fiscal year. Thus, the Company has included this disposition fee as part of the asset management fee, which is subject to the cap.

Conflicts of Interest, page 6

18. Please revise the first bullet point to disclose the number of other real estate programs to which your advisor, its affiliates, and related parties may allocate their time. Please also clarify how many of these other affiliate programs you will compete with for investments. Provide similar clarification in the appropriate risk factor.

Response to Comment 18

It is not possible to calculate the number of other entities or programs in which each director, manager, officer or employee is involved because the numbers continue to change as new entities are formed or old entities are dissolved and the number differs from person to person. The Company, however, has revised the first bullet point on page 6 of Amendment No. 1 as follows:

— The managers, directors, officers and other employees of the Advisor, its affiliates and related parties, must allocate their time between advising us and managing various other real estate programs and projects and business activities in which they may be involved, which may be numerous;

Industrial Income Trust Inc.

August 26, 2009

In addition, the Company has made similar changes to the risk factor titled “Our Advisor’s management personnel face conflicts of interest relating to time management and there can be no assurance that the Advisor’s management personnel will devote adequate time to our business activities or that the Advisor will be able to hire adequate additional employees” on page 41 of Amendment No. 1.

19. Please revise this subsection to discuss the conflict that exists due to the fact that your advisor has incentives to purchase properties using debt since acquisition and annual asset management fees will increase when your advisor uses debt to acquire properties. Provide similar clarification in the appropriate risk factor.

Response to Comment 19

The Company has added a bullet on page 7 of Amendment No. 1 as follows:

— Our Advisor has incentives to recommend that we purchase properties using debt financing since the acquisition fees and asset management fees that we pay to the Advisor will increase if we use debt financing to acquire properties; and

The Company has added similar disclosure to the risk factor titled “The Advisor and its affiliates, including our officers and some of our directors, face conflicts of interest caused by compensation arrangements with us, other Sponsor affiliated entities and joint venture partners or co-owners, which could result in actions that are not in your best interests” on page 41 of Amendment No. 1.

Questions and Answers about the Offering, page 12

20. The Q&A should not repeat any information that appears in the summary and vice versa. For example, some of the information from the following Q&As is repeated in the summary:

•	What is a “REIT”?

•	Do you currently own any assets?

•	How does a “best efforts” offering work?

Please revise to eliminate repetition between your Q&A and the summary section.

Response to Comment 20

The Company has revised the Q&A section by eliminating the question “Do you currently own any assets?” and the corresponding answer to this question.

Industrial Income Trust Inc.

August 26, 2009

Why do you Plan on Focusing your Investments on Industrial Properties? page 13

21. Please provide support for your disclosure in the sixth bullet point in this section. Clearly mark the specific language in the supporting materials that supports this statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Please also revise your disclosure briefly to explain the material differences in NCREIF portfolios compared to your business plan. Alternatively, please remove this disclosure.

Response to Comment 21

The Company has deleted the disclosure in the sixth bullet in response to the Staff’s comment.

Risk Factors, page 16

You are limited in your ability to sell your shares ... page 17

22. We note your disclosure that you may reject a redemption request for “no reason.” Please disclose, if applicable, whether you may honor one redemption request, yet reject another request without reason.

Response to Comment 22

The Company has deleted the reference to “no reason” in the risk factor titled “You are limited in your ability to sell your shares of common stock pursuant to our share redemption program, you may not be able to sell any of your shares of our common stock back to us and, if you do sell your shares, you may not receive the price you paid” in response to the Staff’s comment.

Adverse economic conditions in the regions where are assets are located ... page 25

23. We note your disclosure in the third bullet point. Please include a separate risk factor to specifically discuss the risks associated with rising vacancy rates for commercial property, particularly in large metropolitan areas. The risk factor should describe actual trends in the current market for commercial real estate as well as the risks of higher vacancy rates, such as lower revenues, reduced rental rates, and increased tenant improvements or concessions.

Response to Comment 23

The Company has added the following risk factor under the subheading titled “Risks Related to Investments in Real Property”:

The market for commercial real estate is experiencing rising vacancy rates, particularly in certain large metropolitan areas, which could result in lower revenues for us.

Industrial Income Trust Inc.

August 26, 2009

The global economic recession has negatively impacted the commercial real estate market in the United States, particularly in certain large metropolitan areas, as a result of, among other things, increased tenant defaults under leases, generally lower demand for rentable space, and an oversupply of rentable space, all of which could lead to increased concessions, tenant improvement expenditures or reduced rental rates to maintain occupancies. Current economic conditions could also adversely affect the financial condition of the tenants that will occupy our real properties and, as a result, their ability to pay us rents. Overall vacancy rates have risen and rents have decreased for commercial properties compared to previous quarters with little evidence that commercial real estate market fundamentals are stabilizing or improving. We believe that the risks associated with our business will be more severe if the recession continues for an extended period of time, the economy deteriorates further, or commercial real estate values continue to decline. Our revenues will decline and our ability to pay distributions will be negatively impacted if our commercial properties experience higher vacancy rates or decline in value.

Estimated Use of Proceeds, page 50

24. Please explain why the amount of acquisition fees under the column “Maximum Primary Offering (No Drip Shares)” is 1.8% when you intend to pay 2% until you have acquired $500,000,000 in assets. Please also explain how you calculated the 1.2% and 1.0% acquisition fee amounts in the other columns of the table.

Response to Comment 24

The Company advises the Staff that the calculation of the referenced percentages for acquisition fees in the table in “Use of Proceeds” is based on net offering proceeds and not gross offering proceeds. Therefore, the percentage of the acquisition fee is applied against the net proceeds, and the resulting number is a lesser percent of the gross proceeds.

25. Refer to footnote (5) to the table. Please provide disclosure regarding acquisition fees based on real estate investments being 75% leveraged.

Response to Comment 25

The Company has revised footnote five (5) to the table in “Use of Proceeds” to reflect acquisition fees based on leverage of 75% for real estate investments.

26. To the extent practicable, please break out estimated acquisition expenses and subtract that amount from the estimated amount to be invested.

Response to Comment 26

The Company advises the Staff that it cannot estimate acquisition expenses since the acquisition of various types of real estate assets and each individual transaction, irrespective of the type of asset acquired, may result in different acquisition expenses.

Industrial Income Trust Inc.

August 26, 2009

Management, page 63

Compensation Committee, page 65

27. In this section, you state that your board may choose to implement an equity incentive plan. However, in the section “Equity Incentive Plan,” you indicate that you have already adopted an equity incentive plan. Please advise or revise to reconcile these statements.

Response to Comment 27

The Company has revised the disclosure in the section captioned “Equity Incentive Plan” to indicate that the Company anticipates adopting the equity incentive plan prior to the commencement of the offering.

Directors and Executive Officers, page 69

28. For each named executive officer or director, please ensure that you provide the month and year each individual’s employment started and ended with each entity referenced. If an officer or director assumed a different position during their tenure with a particular entity, please provide this date as well. Please revise your disclosure to provide all information required by Item 401 of Regulation S-K. For example, for Mr. Blumberg, please disclose when he became Chairman of the Board for Dividend Capital Total Realty Trust, a principal of Dividend Capital Group, and President of JJM.

Response to Comment 28

The Company has revised the disclosure to include the month and date each named executive officer and director assumed his various positions during the past five years.

The Advisory Agreement, page 72

29. We note your disclosure on page 73 that you will reimburse your Advisor for personnel costs. Please specifically state whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. If so, please tell us what consideration you have given to providing the disclosure required by Item 402 regarding compensation of your named executive officers. Refer to Item 402(a)(2), which requires disclosure of compensation paid “by any person for all services rendered in all capacities to the registrant.”

Response to Comment 29

The Company advises the Staff that the named executive officers of the Company are compensated by an affiliate of the Advisor, and not by the Company or the Advisor. The named executive officers are paid by such affiliate for all services performed by each named executive officer for all of the entities affiliated with the Sponsor for which they provide services, including the Company and the Advisor. As a result, the compensation received by the named executive officers from the affiliate does not directly correspond to the amounts paid by the Company to the Advisor for fees and reimbursement and it is not possible to specifically segregate and identify that portion of the compensation awarded to, earned by or paid to the named executive officers by the affiliate that relates solely to their services to the Company.

Industrial Income Trust Inc.

August 26, 2009

Prior Performance of the Advisor and its Affiliates, page 94

30. Please revise your disclosure to provide the undertaking required by paragraph 8.A.3. of Guide 5 regarding your prior public programs.

Response to Comment 30

The Company has revised the disclosure in the section titled “Prior Performance of the Advisor and its Affiliates” on page 103 of Amendment No. 1 to provide the undertaking required by paragraph 8.A.3. of Guide 5 regarding prior public programs as follows:

Upon request, prospective investors may obtain from us without charge copies of public offering materials and any public reports prepared in connection with public programs sponsored by affiliates of our Sponsor, including a copy of the most recent Annual Report on Form 10-K filed with the Commission. For a reasonable fee, we also will furnish upon request copies of the exhibits to any such Form 10-K. Any such request should be directed to our corporate secretary. Certain of the public offering materials and reports prepared in connection with these public programs are also available at www.dividendcapital.com. Neither the contents of that website nor any of the materials or reports related to other public programs sponsored by affiliates of our Sponsor are incorporated by reference in or otherwise a part of this prospectus. In addition, the Commission maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

Tender Offers, page 102

31. In this section, you state that a shareholder must provide 10 days notice before seeking to acquire shares from another stockholder. However, on page 104, you state that a shareholder must provide 15 days notice prior to transferring or receiving shares of your stock in violation of the restrictions. Please explain the reason behind the difference in timeframes.

Response to Comment 31

The Company advises the Staff that the disclosures under the sections captioned “Tender Offers” and “Restriction On Ownership of Shares of Capital Stock” describe time periods relating to entirely different matters—one relates to the prior notification a person initiating a tender offer must provide the Company and the other relates to certain restrictions placed on shares to avoid losing REIT status. Nevertheless, the Company has changed the 15 day notice period described under the section captioned “Restriction on Ownership of Shares of Capital Stock” to 10 business days.

Industrial Income Trust Inc.

August 26, 2009

Plan of Distribution, page 140

32. We note that your Dealer Manager has entered into selected dealer agreements with broker- dealers. Please identify these broker dealers in the prospectus. Refer to Item 508(c)(2) of Regulation S-K.

Response to Comment 32

No selected dealer agreement has been entered into and none is likely to be entered into until the Company has amended, and the Staff has concluded its review of, the Registration Statement in the form in which the Company expects it to be declared effective.

Appendix A. Prior Performance Tables, page A-1

33. Please revise your disclosure to include a discussion of the factors you considered in determining which previous programs to include in this section. Please see Instruction 1 to Appendix II of Guide 5.

Response to Comment 33

The Company has revised the disclosure concerning the factors considered in determining the programs to be included for prior performance purposes on page A-1 of Amendment No. 1 as follows:

Although each of the programs described herein has its own specific investment objectives, there are various general investment objectives common to all such programs. These general investment objectives include (i) a focus on investing in core commercial properties, (ii) a focus on acquiring existing properties as opposed to developing new properties, (iii) a focus on investing in properties located in the U.S., (iv) a focus on preserving investors’ capital, and (v) a focus on providing regular cash distributions to investors.

34. Please note that Tables I through III should only address offerings that have closed. If a registrant is still selling securities pursuant to its first offering, this program should not be included. These tables should only include prior programs that have completed their first offering. Please confirm to us that all the programs you have included have completed their first offering.

Response to Comment 34

The Company has deleted the Dividend Capital Exchange Delaware Statutory Trust Program, referred to as “DCX-DST” in the Registration Statement, from Tables I through III included in Appendix A to the Registration Statement as it has not yet completed its initial offering. Should it do so prior to the effectiveness of the Registration Statement, the information will be added back to Tables I through III of Appendix A. The Company advises the Staff that it confirms that each of the other programs included in Tables I through III in Appendix A of the Registration Statement has completed its initial offering.

Industrial Income Trust Inc.

August 26, 2009

Table I, page A-2

35. Please revise the table to present each specific line item, other than the dollar amount offered, as a percentage of the amount raised in the offering. Dollar amounts may also be used provided that the percentages are included.

Response to Comment 35

The Company has revised Table I by presenting each specific line item, other than the dollar amount offered, as a percentage of the amount raised in the offering in response to the Staff’s comment.

36. Please revise Table I to provide the specific line items required by Appendix II to Guide 5. Any additional disclosure should be provided as a separate line item. For example, we note that you group fees and sales commissions together, which includes offering related costs according to footnote 7. It appears that these items should be addressed under organizational and offering expenses.

Response to Comment 36

The Company has revised Table I to provide the specific line items required by Appendix II to Guide 5 in response to the Staff’s comment.

Table II, page A-4

37. Please explain the “Other” amount paid to the sponsor under DCX-TIC I.

Response to Comment 37

The Company has confirmed that the “other” amount represented real property operating costs paid to third-parties and, as such, was not an amount paid to the Sponsor. As a result, the Company has eliminated the “other” amount paid to the Sponsor in this table and has made a corresponding reduction to “dollar amount of cash generated from operations before deducting payments to sponsor.”

38. Please revise Table II to provide the specific line items required by Appendix II to Guide 5. Any additional disclosure should be provided as a separate line item. For example, we note that you have provided disclosure regarding “Dollar amount of cash generated from operations before deducting operational stage related payments to sponsor” rather than “Dollar amount of cash generated from operations before deducting payments to sponsor.”

Response to Comment 38

The Company has revised Table II to provide the specific line items required by Appendix II to Guide 5 in response to the Staff’s comment.

Industrial Income Trust Inc.

August 26, 2009

Table III, page A-6

39. Please revise to separately address “depreciation” and “amortization”. Additionally, please separately address “sales” and “refinancing” under “Source (Cash Basis).”

Response to Comment 39

The Company advises the Staff that the public financial statements of DCT Industrial Trust Inc. (“DCT”) do not disclose depreciation separate from amortization. As such, the Company has disclosed depreciation and amortization together in one line item in the table to be consistent with the disclosure provided in DCT’s public financial statements. Similarly, the public financial statements of DCT disclose the portion of cash distributions that are funded from cash from operations, but do not disclose the portion of any remaining amount that is funded from sales as compared to from refinancings. Accordingly, the Company has disclosed sales and refinancings together in one line item in the table.

Table IV, page A-16

40. Please revise to separately address “sales” and “refinancing” under “Source (on cash basis).”

Response to Comment 40

The Company advises the Staff that the public financial statements of DCT disclose the portion of cash distributions that are funded from cash from operations, but do not disclose the portion of any remaining amount that is funded from sales as compared to from refinancings. Accordingly, the Company has disclosed sales and refinancings together in one line item in the table.

Table V, page A-17

41. Please add an additional column after “Total Acquisition Cost, Capital Improvement, Closing, and Soft Costs” to provide the “Total” column as required by Appendix II to Guide 5.

Response to Comment 41

The Company has revised Table V to provide the “Total” column in response to the Staff’s comment.

Table VI, page II-6

42. Please revise Table VI to provide all of the specific items required by Appendix II to Guide 5. Any additional disclosure should be provided as a separate item. For example, we note you have included “Contract Purchase Price of Tenant in Common Interests Plus Acquisition Fees”; however, you did not include “Other Cash Expenditures Expensed.”

Response to Comment 42

The Company has revised Table VI to provide the specific items required by Appendix II to Guide 5 in response to the Staff’s comment, except with respect to those items for DCT and Dividend Capital Total Realty Trust Inc. that are not disclosed in their respective public financial statements.

Industrial Income Trust Inc.

August 26, 2009

Exhibits

43. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

Response to Comment 43

The Company undertakes to file all required exhibits as promptly as possible. The Company has included drafts of the legal opinion and the tax opinion as Exhibit 5.1 and Exhibit 8.1, respectively, with Amendment No. 1.

44. Please tell us why you are filing the “Form of” various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

Response to Comment 44

The Company has filed forms of various agreements that are exhibits to the Registration Statement because most of these agreements will not be entered into until the commencement of the offering or after. The Company will file final, executed agreements with the Commission as soon as they become available. To the extent that any of these agreements are not final and executed prior to effectiveness of the Registration Statement, the Company will file the final, executed agreements with its next filing with the Commission which requires the filing of such agreements.

If you should have any questions about this letter or require any further information, please call me at 212-801-6926.

Sincerely,

/s/ Joseph A. Herz Joseph A. Herz

cc:	Mr. Troy J. Bloom

Judith D. Fryer, Esq.